EXHIBIT 99.1

NewsRelease

TransCanada to Hold Annual and Special Meeting of Shareholders
and Issue 2015 First Quarter Results May 1

CALGARY, Alberta (April 28, 2015) – TransCanada Corporation's (TSX:TRP) (NYSE:TRP) (TransCanada) 2015 Annual and Special Meeting of Shareholders will be held Friday, May 1, 2015 at 10 a.m. (MDT) / 12 p.m. (EDT) at the BMO Centre (20 Roundup Way SE) in Calgary.

Russ Girling, TransCanada president and chief executive officer, will provide an overview of 2014 business activities while discussing the company's future outlook. A live webcast of the meeting will be available at www.transcanada.com.  It will be archived and available for replay.

Members of the executive leadership team will then discuss TransCanada's first quarter financial results and company developments on a conference call at 1 p.m. (MDT) / 3 p.m. (EDT). Analysts, members of the media and other interested parties are invited to participate by calling 800.396.7098 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 8, 2015. Please call 800.408.3053 or 905.694.9451 and enter pass code 8512000.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 13, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522